EXHIBITS

Exhibit Number		Page
	Copy of our letter dated October 15, 2024 in response to the letter of the Philippine Stock Exchange of even date wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the news article entitled “Forging ahead: PLDT’s VITRO partners with HGC Global to elevate data center infrastructure in the Philippines” as posted in Bilyonaryo.com on October 14, 2024.	2

October 15, 2024

The Philippine Stock Exchange, Inc. 6/F Philippine Stock Exchange Tower 28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stephanie Ann B. Go

Officer-in-Charge – Disclosure Department

Gentlemen:

We refer to the letter of the PSE dated October 15, 2024 requesting PLDT Inc. (“PLDT”) to clarify information and/or to provide relevant information in relation to the news article entitled “Forging ahead: PLDT’s VITRO partners with HGC Global to elevate data center infrastructure in the Philippines” as posted in Bilyonaryo.com on October 14, 2024.

The news articles states, in part, that:

“VITRO Inc., the data center division of ePLDT and part of the PLDT Group, has announced a strategic partnership with HGC Global Communications Limited (HGC), a leading ICT service provider and network operator with a robust international footprint.

. . .

As part of the agreement, HGC joins the VITRO Partner Network (VPN), a coalition of carriers, system integrators, and technology firms that seamlessly integrate VITRO’s advanced infrastructure into their solutions.

This partnership significantly expands HGC’s operational footprint to include VITRO Sta. Rosa, the country’s largest hyperscale-grade data center. This strategic move will enhance HGC’s Point of Presence, enabling it to deliver comprehensive connectivity and telecommunications services to hyperscalers and enterprises located at the facility.

By leveraging the strengths of both organizations, the partnership aims to strengthen HGC’s data center connectivity and solidify its position in the rapidly evolving technology landscape of the Philippines.

. . . .”

We confirm the contents of the Bilyonaryo.com news article entitled “Forging ahead: PLDT’s VITRO partners with HGC Global to elevate data center infrastructure in the Philippines” as posted on October 14, 2024. The partnership will unlock new possibilities for VITRO INC. and further expand its reach through HGC Global Communications Limited’s global network but will not have any significant impact on PLDT’s business operations.

We clarify that this transaction is not connected with the plans to monetize our data center business.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez Corporate Secretary PLDT Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : October 15, 2024